September 2, 2016

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4720
Washington D.C. 20549

Attention: Ms. Ashley Vroman-Lee

RE:      MacKenzie Realty Capital, Inc.
            File Number 814-00961

To the Commission:

Today the Company filed via EDGAR a preliminary proxy statement relating to the annual meeting of the stockholders of the Company.

Please direct any comments you have to me at chip@mackenziecapital.com or give me a call.  Thank you.

Please feel free to call me at 925-235-1006 with any questions or comments regarding the proxy statement.

Sincerely,

/s/ Chip Patterson

Chip Patterson
Managing Director and General Counsel

Cc: Tracy Mackey via email Tracy.Mackey@huschblackwell.com